News Announcement

CONTACT:
Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc 416/596-7664	Robert L. Rinderman Joseph N. Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

  REMINDER:
  Vitran management will conduct a conference call today, October 23rd at 10:00 a.m. (Eastern time), to discuss the Company’s 2002 third quarter results. The conference call dial-in is: 800/779-0676.
There will be a live webcast at http:// www.vcall.com/EventPage.asp?ID=82418

VITRAN REPORTS $0.38 EPS ON 80 PERCENT NET INCOME GROWTH,
ACHIEVING RECORD THIRD QUARTER RESULTS

TORONTO, ONTARIO (October 23, 2002) – Vitran Corporation Inc. (TSX:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced record results for the third quarter and significant year-over-year improvement for the nine month period ended September 30, 2002 (all figures reported in Canadian dollars).

For the third quarter ended September 30, 2002, Vitran’s net income from continuing operations increased 80 percent to $3,648,000, or $0.38 per basic share ($0.37 per diluted share), compared to $2,023,000, or $0.21 per basic and diluted share in the year-ago three-month period. Earnings for the quarter included a foreign exchange gain of $0.05 per basic and diluted share. Per share results are based on 9,635,312 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 three-month periods, respectively.

Revenues from continuing operations for the third quarter of 2002 rose to $123,007,000, compared to $122,316,000 for the same period in 2001. Vitran’s third quarter Earnings Before Interest Taxes & Depreciation (“EBITD”) from continuing operations improved 12.4 percent to $8,259,000 compared to $7,350,000 in the year-earlier period.

Revenues from continuing operations for the first nine months of 2002 amounted to $358,829,000, compared to $363,171,000 for the same period in 2001. Net income from continuing operations for the nine-month period improved to $7,449,000, or $0.77 per basic and diluted share. Included in earnings was a $0.05 foreign exchange gain per basic and diluted share offset by the $0.05 per basic and diluted share impact of the retirement of the founding President and Chief Executive Officer.

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Vitran Q3 2002, 10/23/02	page 2 of 4

For the nine months ended September 30, 2001, the Company posted net income from continuing operations of $1,487,000, or $0.15 per basic and diluted share. Per share results are based on 9,726,395 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 nine-month periods, respectively.

Income from operations for Vitran’s core LTL business in the 2002 third quarter rose 12.7 percent to $5,863,000, compared with $5,202,000 in the same period last year. The operating ratio for this unit during the quarter improved to 94.1%, versus 94.6% in 2001. Given the ongoing softness in the freight market, particularly in the U.S., the focus in both LTL operations continues to be enhanced operating efficiencies, and success is being achieved in both Canada and the U.S. as evidenced by improving margins. The Company is leveraging its unique U.S. and Canadian structure to grow its cross-border business, which is increasing at a double-digit pace.

Vitran Logistics recorded income from operations of $364,000, a 58 percent increase for the three-month period ended September 30, 2002, compared to $230,000 in the same period in 2001. The Logistics unit continues to generate improved results, despite the slow progress of the Brokerage and Intermodal operation.

The Truckload business unit also achieved higher income from operations during the 2002 three-month period, with a 33 percent increase to $439,000, compared to $331,000 for the prior-year quarter. The increasing profitability at the Truckload division is primarily due to higher revenue levels, and management expects further margin improvements as a better balance of inbound and outbound freight is achieved.

The company continues to steadily reduce its debt. Interest bearing debt, net of cash on hand of $8.5 million, decreased 14.1% to $57.4 million at September 30, 2002 compared to $66.8 million at December 31, 2001. Interest bearing debt, net of cash on hand as a percentage of total capital was 41.8% at the end of the 2002 third quarter compared to 48.9% at January 1, 2002

President and Chief Executive Officer Richard E Gaetz, stated, “Posting a record third quarter of $0.38 per share basic, in spite of the continued lackluster North American economic environment, is especially gratifying. The solid results reflect the success of a number of initiatives aimed at achieving ongoing operating efficiencies amid challenging economic conditions. Improvements made during the quarter across all business segments position Vitran favourably for when an increase in activity materializes. Vitran’s new Vancouver facility, completed during the quarter, should enhance the Canadian LTL operation. As operating results and cash flow levels continue to strengthen, we plan to continue with additional strategic capital initiatives.”

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Vitran Q3 2002, 10/23/02	page 3 of 4

As a result of the new accounting standard applicable to goodwill, the 2002 three-month and nine-month period results do not include amortization expense that otherwise accounted for $0.05 and $0.16 per share basic and diluted share in the same periods of 2001, respectively. Also required by the new accounting standard, the Company completed its initial goodwill impairment test and concluded that the fair value of Vitran’s LTL business units exceeded the carrying value. However, the Company has determined that charges of $1.3 million and $3.5 million respectively were required in the Intermodal and Highway Brokerage and the Truckload reporting units. The total amount of $4.8 million has been reflected as a direct charge to retained earnings effective January 1, 2002.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services. Further Company information is available at http://www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.

Balance Sheet
September 30, 2002 (unaudited)
(in thousands of Canadian dollars)

Current assets	$74,710
Fixed assets	49,418
Goodwill and other assets	69,988

$194,116

Current liabilities	$62,664
Long-term debt	51,652

114,316
Shareholders’ equity	79,800

$194,116

(statements of income follows)

Vitran Q3 2002, 10/23/02	page 4 of 4

VITRAN CORPORATION INC.

Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Nine Months
	Ended September 30,		Ended September 30
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenues	$123,007	$122,316	$358,829	$363,171
Operating expenses	102,604	102,795	299,602	308,314

Gross profit	20,403	19,521	59,227	54,857

Selling, general and administrative expenses	12,144	12,171	38,695	39,037

Income from operations before depreciation	8,259	7,350	20,532	15,820
Depreciation	2,094	2,485	6,289	7,565

Income from operations	6,165	4,865	14,243	8,255
Interest expense, net	1,214	1,393	4,062	4,678
(Gain)/loss on sale of assets	63	229	487	287

	1,277	1,622	4,549	4,965
Income/(loss) before income taxes, minority interest and amortization	4,888	3,243	9,694	3,290
Income taxes/(recovery)	1,240	696	2,245	364
Minority interest	—	—	—	132
Amortization net of income taxes	—	524	—	1,571

Income (loss) from continuing operations	3,648	2,023	7,449	1,487
Income (loss) from discontinued operations	—	(294)	—	(5,226)

Net income (loss)	$3,648	$1,729	$7,449	$(3,739)

Earnings (loss) per share:
Basic — Continuing operations	$0.38	$0.21	$0.77	$0.15

Basic — Discontinued operations	$—	$(0.03)	$—	$(0.53)

Basic — Net income (loss)	$0.38	$0.18	$0.77	$(0.38)

Diluted — Continuing operations	$0.37	$0.21	$0.77	$0.15

Diluted — Discontinued operations	$—	$(0.03)	$—	$(0.53)

Diluted — Net income (loss)	$0.37	$0.18	$0.77	$(0.38)

Number of shares outstanding	9,635,312	9,859,778	9,726,395	9,859,778

     Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Third Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$39,028	0.3%	$37,347	7.2%
No. of Shipments	361,655	3.1%	215,206	5.6%
Weight (000 lbs)	503,487	8.5%	410,833	-1.8%
Revenue per shipment	$107.92	-2.7%	$173.54	1.5%
Weight per shipment (lbs)	1,392	5.2%	1,909	-7.1%